UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                    FOR THE QUARTER ENDED September 30, 2004

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                   Page

ITEM 1 - Organization Chart                                                 2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions     3

ITEM 3 - Associate Transactions                                             4

ITEM 4 - Summary of Aggregate Investment                                    6

ITEM 5 - Other Investments                                                  6

ITEM 6 - Financial Statements and Exhibits                                  7


                           ITEM 1 - ORGANIZATION CHART

                                                                                       Percentage of
                                                                             State        Voting
                                                           Energy or Gas       of       Securities
               Name of Reporting Company                     Related      Organization     Held        Nature of Business
               -------------------------                     -------      ------------     ----        ------------------
Progress Ventures, Inc.                                       Energy           NC          100     Holding Company
     PV Synfuels LLC                                          Energy           NC          100     Synthetic Fuel Production
            Solid Fuel  LLC                                   Energy           DE           90     Synthetic Fuel Production
            Sandy River Synfuel LLC                           Energy           DE           90     Synthetic Fuel Production
            Colona Synfuel LLLP                               Energy           DE           17     Synthetic Fuel Production
Strategic Resource Solutions Corp.1                           Energy           NC          100     Energy Services Company
 Progress Fuels Corporation                                   Energy           FL          100     Procurement and Transportation
                                                                                                   of Coal
     EFC Synfuel LLC                                          Energy           DE          100     Holding Company
            Ceredo Synfuel LLC                                Energy           DE           99     Synthetic Fuel Production
            Sandy River Synfuel LLC                           Energy           DE           9      Synthetic Fuel Production
            Solid Energy LLC                                  Energy           DE           99     Synthetic Fuel Production
            Solid Fuel LLC                                    Energy           DE           9      Synthetic Fuel Production
       Kentucky May Coal Company, Inc.                        Energy           VA          100     Coal Mine
              Kanawha River Terminals, Inc.                   Energy           FL          100     Coal and Bulk Material Terminal

                   Black Hawk Synfuel, LLC                    Energy           DE          100     Synthetic Fuel Production
                       New River Synfuel LLC                  Energy           CO           10     Synthetic Fuel Production
                   Ceredo Liquid Terminal LLC                 Energy           DE          100     Emulsion Products Terminal
                   Coal Recovery V, LLC                       Energy           MO           25     Synthetic Fuel Marketing
                   Colona Newco, LLC                          Energy           DE          100     Holding Company
                        Colona SynFuel Limited                Energy           DE          20.1    Synthetic Fuel Production
                        Partnership, LLLP
                   Colona Sub No. 2, LLC                      Energy           DE          100     Synthetic Fuel Production
                        Colona Synfuel Limited                Energy           DE           1      Synthetic Fuel Production
                        Partnership, LLLP
                   Colona Synfuel Limited Partnership, LLLP   Energy           DE          12.1    Synthetic Fuel Production
     Marmet Synfuel, LLC                                      Energy           DE          100     Synthetic Fuel Production
     Progress Materials, Inc.                                 Energy           FL          100     Manufacturing
     Progress Synfuel Holdings, Inc.                          Energy           DE          100     Holding Company
                     Ceredo Synfuel LLC                       Energy           DE           1      Synthetic Fuel Production
                     Sandy River Synfuel LLC                  Energy           DE           1      Synthetic Fuel Production
                     Solid Energy LLC                         Energy           DE           1      Synthetic Fuel Production
                     Solid Fuel LLC                           Energy           DE           1      Synthetic Fuel Production
     Riverside Synfuel, LLC.                                  Energy           WV          100     Synthetic Fuel Production
NuStart Energy Development LLC                                Energy           DE          12.5    Nuclear Power Research
Utech LLC                                                     Energy           DE         11.56    Investment in
                                                                                                   Electrotechnologies
Utech Climate Challenge Fund                                  Energy           DE          9.76    Investment in Electrotechnologies

--------
1 Strategic Resource Solutions Corp. sold its stock in Progress Energy Solutions, Inc. and its subsidiary (PES Engineering Corp.) on
July 9, 2004 to an unrelated third party.


                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION

Contribution                     Company Making               Company Receiving            Contribution
    Date                          Contribution                  Contribution               Amount (in $)
    ----                          ------------                  ------------              -------------
7/22/2004              Colona Sub No. 2                      Colona Synfuel LLLP              155,868.04
7/22/2004              Kanawha River Terminals, Inc.         Colona Synfuel LLLP            1,886,003.31
7/22/2004              Colona Newco, LLC                     Colona Synfuel LLLP            3,132,947.64
7/22/2004              PV Synfuels, LLC                      Colona Synfuel LLLP            2,649,756.71
7/31/2004              PV Synfuels, LLC                      Sandy River Synfuel, LLC       5,021,626.84
7/31/2004              EFC Synfuel, LLC                      Sandy River Synfuel, LLC         502,162.68
7/31/2004              Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC          55,795.85
7/31/2004              PV Synfuels, LLC                      Solid Fuel, LLC                4,376,092.82
7/31/2004              EFC Synfuel, LLC                      Solid Fuel, LLC                  437,609.28
7/31/2004              Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                   48,623.25
8/31/2004              PV Synfuels, LLC.                     Sandy River Synfuel, LLC       6,828,097.80
8/31/2004              EFC Synfuel, LLC                      Sandy River Synfuel, LLC         682,809.78
8/31/2004              Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC          75,867.75
8/31/2004              PV Synfuels, LLC                      Solid Fuel, LLC                2,442,672.05
8/31/2004              EFC Synfuel, LLC                      Solid Fuel, LLC                  244,267.21
8/31/2004              Progress Synfuel Holdings, Inc.       Solid Fuel, LLC,                  27,140.80
9/24/2004              Progress Energy, Inc.                 Strategic Resource Solutions   6,600,000.00
                                                             Corp.
9/30/2004              PV Synfuels, LLC                      Sandy River Synfuel, LLC       4,652,110.74
9/30/2004              EFC Synfuel, LLC                      Sandy River Synfuel, LLC         465,211.07
9/30/2004              Progress Synfuel Holdings, Inc.       Sandy River Synfuel, LLC          51,690.12
9/30/2004              PV Synfuels, LLC                      Solid Fuel, LLC                2,783,337.56
9/30/2004              EFC Synfuel, LLC                      Solid Fuel, LLC                  278,333.76
9/30/2004              Progress Synfuel Holdings, Inc.       Solid Fuel, LLC                   30,925.97

  Dividend                Company Making                  Company Receiving              Dividend
    Date                     Dividend                         Dividend                    Amount
    ----                     --------                         --------                    ------
 7/09/2004      Progress Energy Solutions, Inc.2       Strategic Resource Solutions    7,632,500.00
                                                                Corp.

--------
2 As noted in footnote #1 above, on July 9, 2004 the stock of Progress Energy
  Solutions, Inc. was sold to an unrelated third party.

                         ITEM 3. ASSOCIATE TRANSACTIONS

             Part I - Transactions Performed by Reporting Companies
                        on Behalf of Associate Companies


     Reporting Company      Associate Company           Types of       Direct Costs   Indirect Costs     Cost of      Total Amount
    Rendering Services      Receiving Services          Services      Charged (in $)  Charged (in $)  Capital (in $)  Billed (in $)
    ------------------      ------------------          --------      --------------  --------------  --------------  -------------
Strategic Resource          Carolina Power & Light      Energy              99,797
Solutions Corp.             Company                     Management
Strategic Resource          Florida Power Corporation   Energy              74,000
Solutions Corp.                                         Management
Progress Fuels Corporation  Florida Power Corporation   Coal Sales      75,411,948
Progress Fuels Corporation  Florida Power Corporation   Admin Services                    407,348
Progress Fuels Corporation  Carolina Power & Light      Admin Services                     11,509
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services                   (14,660)
Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services                     58,105
Progress Fuels Corporation  Powell Mountain Coal        Admin Services                  1,075,955
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, LLC.     Admin Services                      2,144
Progress Fuels Corporation  Westchester Gas Company,    Admin Services                    170,870
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services                    166,243
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services                        392
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services                     44,041
Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services                    726,750
Progress Fuels Corporation  Sandy River Synfuels, LLC   Admin Services                    581,727
Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services                    682,842
Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services                    572,415
Progress Fuels Corporation  Progress Rail Services      Admin Services                    975,974
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services                    245,039
Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services                    210,225
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services                  1,731,003
Progress Fuels Corporation  Kanawha River Terminals,    Admin Services                  3,043,769
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited      Admin Services                      7,466
                            Partnership, LLLP
Progress Fuels Corporation  Black Hawk Synfuel LLC      Admin Services                    172,745
Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services                    109,811
Ceredo Liquid Terminal, LLC Solid Fuel, LLC             Chemical Change    351,967
                                                        Agent
Ceredo Liquid Terminal, LLC Ceredo Synfuel LLC          Chemical Change  1,134,350
                                                        Agent
Ceredo Liquid Terminal, LLC Sandy River Synfuels, LLC   Chemical Change    771,391
                                                        Agent
Ceredo Liquid Terminal LLC  Marmet Synfuel, LLC         Chemical Change  1,701,536
                                                        Agent
Ceredo Liquid Terminal LLC  Colona Synfuel Partnership  Chemical Change  3,137,063
                            LLLP                        Agent
Ceredo Liquid Terminal LLC  Black Hawk Synfuel LLC      Chemical Change  2,602,215
                                                        Agent

                                                         ITEM 3.

                     Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

                                                            Types of       Direct Costs      Indirect       Cost of   Total Amount
     Associate Company      Reporting Company               Services         Charged      Costs Charged    Capital       Billed
    Rendering Services      Receiving Services              Rendered          (in $)          (in $)        (in $)        (in $)
    ------------------      ------------------              --------          ------          ------        ------        ------
Carolina Power & Light      Strategic Resource           Management &                          47,203
Company                     Solutions Corp.              Oversight
Progress Energy Service     Strategic Resource           Admin Services                       772,435
Co., LLC                    Solutions Corp.
Carolina Power & Light      Progress Energy Solutions,   Management &                          16,809
Company                     Inc.3                        Oversight
Progress Energy Service     Progress Energy Solutions,   Admin Services                           839
Co., LLC                    Inc.4
Kanawha River Terminals,    Marmet Synfuel, LLC          Admin Services                       631,726
Inc.
Kanawha River Terminals,    Marmet Synfuel, LLC          Feedstock             32,422,967
Inc.
Kanawha River Terminals,    Marmet Synfuel, LLC          Labor                    716,413
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Coal Sales            18,203,109
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC    Admin Services                        4,620,715
Inc.                                                     and Fees
Kanawha River Terminals,    Colona Synfuel Partnership   Feedstock             36,788,704
Inc. LLLP
Kanawha River Terminals,    Colona Synfuel Partnership   Admin Services                         5,785,730
Inc.                        LLLP                         and Fees
Kanawha River Terminals,    Colona Synfuel Partnership   Land Rent                 12,099
Inc. LLLP
Kanawha River Terminals,    Riverside Synfuel, LLC       Admin Services                          645,294
Inc
Kanawha River Terminals,    Ceredo Liquid Terminal LLC   Admin Services                          288,149
Inc
Kanawha River Terminals,    Ceredo Liquid Terminal LLC   Rent                      75,000
Inc
Kanawha River Terminals,    Ceredo Synfuel, LLC          Coal Sales            28,498,491
Inc
Kanawha River Terminals,    Ceredo Synfuel, LLC          Admin Services                        4,016,547
Inc                                                      and Fees
Kanawha River Terminals,    Ceredo Synfuel, LLC          Chemical Change        1,134,350
Inc                                                      Agent
Kanawha River Terminals,    Ceredo Synfuel, LLC          Rent                     525,000
Inc
Powell Mountain Coal        Solid Fuel, LLC              Fuel Sales            12,469,974
Company, Inc.
Powell Mountain Coal        Solid Fuel, LLC              Admin Services                       12,469,974
Company, Inc.
Carolina Power & Light      Progress Fuels Corporation   Admin Services                              863
Company
Florida Power Corporation   Progress Fuels Corporation   Admin Services                          176,179
Progress Energy Service     Progress Fuels Corporation   Admin Services                       11,383,022
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation   Admin Services                          123,442
Florida Power Corporation   Progress Materials, Inc.     Fly Ash                  195,496
Florida Power Corporation   Progress Materials, Inc.     Facilities Costs                         26,481

--------
3 The reported activity is for the period July 1-9, 2004 only. As noted in footnote #1, the stock in Progress Energy Solutions, Inc. was sold to an unrelated third party effective July 9, 2004.
4 See footnote #2.

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                        (in 000's)
-----------------------------------------------------                           ----------
     Total consolidated capitalization as of 9/30/04.                           $18,324,000    Line 1
         Total capitalization multiplied by 15%                                 $ 2,748,600    Line 2
           (line 1 multiplied by 0.15)
         Greater of $50 million or line 2                                       $ 2,748,600    Line 3
         Total current aggregate investment:
         (categorized by major line of energy related businesses)
              Synthetic Fuel                                                        378,358
              Emulsion Products Terminal                                                  0
              Manufacturing                                                               0
              Energy Service                                                         16,740
              Electrotechnologies                                                    (4,773)

                  Total current aggregate investment                            $   390,325    Line 4
              Difference between the greater of $50 million or 15%
              of capitalization and the total aggregate investment of
              the registered holding company system (line 3 less line 4)        $ 2,358,275    Line 5


                          ITEM 5 - OTHER INVESTMENTS5

           Investment Balance                              11/30/00
           ------------------                              --------
           Colona Synfuel, LLLP                             9,092,279
           Sandy River Synfuel, LLC                        29,981,746
           Solid Fuel, LLC                                 39,022,407
           Solid Energy LLC                                         -
           Ceredo Synfuel LLC                                       -
           Ceredo Liquid Terminal LLC                               -
           Progress Materials, Inc.                         2,553,487
           Strategic Resource Solutions Corp.             119,526,168
           NuStart LLC                                              -
           Utech Venture Capital Corporation                4,542,352
           Utech LLC                                                -
           Utech Climate Challenge Fund, LP                 2,249,375


--------
5 These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels
  Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1)of the Act.

                         ITEM 6 - FINANCIAL STATEMENTS

Financial statements are available in hardcopy or softcopy that cannot be Edgarized. Copies can be provided upon request.



                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                          PROGRESS ENERGY, INC.
                                          Registrant



Date:    November 23, 2004                By:  /s/ Thomas R. Sullivan
                                               ----------------------
                                               Name:  Thomas R. Sullivan
                                               Title:   Treasurer